UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020.

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

In this report, as used herein, and unless the context suggests otherwise, the terms “Color Star,” “Company,” “we,” “us” or “ours” refer to the combined business of China Xiangtai Food Co., Ltd., its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2019 filed with the Securities and Exchange Commission on November 6, 2019 (the “2019 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2019 Annual Report under “Item 1A. Risk Factors” or in other parts of the 2019 Annual Report.

Recent Developments

Issuances of Convertible Debentures

On November 22, 2019, we entered into a securities purchase agreement with an accredited investor to place convertible debentures with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of $5,000,000. The first convertible debenture was issued on November 22, 2019 in the amount of $2,000,000; the second convertible debenture was issued on December 30, 2019 in the amount of $2,000,000; and the third convertible debenture was issued on March 9, 2020 in the amount of $1,000,000.

On June 19, 2020, we entered into another securities purchase agreement with the same accredited investor to place convertible debentures with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of $2,000,000. The first convertible debenture in the amount of $700,000 was issued on June 19, 2020; the second closing of a convertible debenture in an amount of $700,000 shall occur on July 20, 2020; the third closing of a convertible debenture in an amount of $300,000 shall occur on August 18, 2020; and the fourth closing of a convertible debenture in an amount of $300,000 shall occur on September 17, 2020.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from, lease disputes, commercial disputes, worker compensation complaints, default on guaranteeing third party lease obligations, and default on loans. The Company first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. The Company discloses a potential loss, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated.

As of December 31, 2019, the amounts of potential losses the Company did not accrue for are summarized as follows:

Dispute matter	Claim amount
1) Guarantees	$256,718
2) Commercial	29,797
3) Leases	113,417
4) Worker compensation	7,111
Total	$407,043

Acquired Controlling Interest in Ji Mao Cang Feed Co., Ltd. (“JMC”)

On April 3, 2020, we completed acquiring 51% controlling interest of JMC, which is one of the leading feed sales companies in southwest China and specializes in the sale of feed raw material and supplying feed formula solutions. JMC has entered into strategic partnerships with large grain and oil corporations and has obtained general distributorship in Chongqing, Sichuan and other places. JMC has more than 200 customers in farm industry and nearly 100 customers in feed production industry. JMC entered into an agreement to sell 10,000 tons of soybean oil by October 2020. The need for healthy food ingredient has been instrumental in driving the growth of the soybean oil market. This business expansion will benefit the financial results of both JMC and subsequently Xiangtai this year.

Supporting the Food Supply Chain during the COVID-19 Pandemic

The outbreak of the novel coronavirus (COVID-19) starting from late January 2020 in the PRC has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the past few months. In March 2020, the World Health Organization declared the COVID-19 as a pandemic.

Given the rapidly expanding nature of the COVID-19 pandemic and the nature of our business operations as our meat products are essential needs for the public consumers, we believe there is a low risk that our business, results of operations, and financial condition may be materially and adversely affected. To meet the public demand for food and to stabilize the pork price in the market, we have increased our efforts to ease the negative impact of the 2019 Novel Coronavirus on food supplies by continuing operating its business with transparency and integrity, keeping its pork price fair and stable, and timely delivering quality fresh pork and other freshly processed meat products to supermarkets in Chongqing every day. Potential impact to the our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control. There is no guarantee that our total revenues will grow or remain at a similar level in the last two quarters of 2020 as compared to the same period in 2019.

Additional Risks

An investment in our company carries risks. Before you decide to purchase or sell our ordinary shares, you should understand the high degree of risk involved. You, together with your financial and legal counsel, should consider carefully the risks that we have set out in our reports and other filings with the U.S. Securities and Exchange Commission and other information in this report. If any of those risks, or other risks that we have not identified, occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our ordinary shares could decline, perhaps significantly.

Besides the risks stated in our Annual Report Form 20-F for the year ended June 30, 2019, we highlight below some additional risks that could affect our business and your investment. We stress that this list of additional risks is not exhaustive.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our business could be materially and adversely affected by the outbreak of epidemics including but not limited to the 2019 novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). Our financial and operating performance may be adversely affected by epidemics such as the on-going novel coronavirus (COVID-19), natural disasters and other catastrophes. As a result of the on-going novel coronavirus, we expect our operation to experience slowdown or temporary suspension in production. Our business could be materially and adversely affected in the event that the slowdown or suspension carries for a long period of time. During such epidemic outbreak, China may adopt certain hygiene measures, including quarantining visitors from places where any of the contagious diseases were rampant. Those restrictive measures adversely affected and slowed down the national economic development during that period. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.

Recently, there is an ongoing outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the past few months. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a substantial risk that our business, results of operations, and financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	Our management and the employees work in the supermarket sector of our business resumed working on February 11, 2020, shortly after the Chinese Lunar New Year holiday. The employees who work in the slaughtering and processing sector of our business resumed working by the end of February. Our supermarket, as an essential business, remained open during the pandemic. We experienced significant increase in supermarket sales in February and March 2020 as compared to the same period last year. However, we experienced a decrease in distribution sales during February and March 2020 as some of our customers, such as farmers’ markets, restaurants, hotels, school cafeterias, were required to temporarily close their businesses to adhere to local policy. These affected customers are slowly resuming business during April 2020 and we expect the demand will recover. For the fiscal years ended June 30, 2019 and 2018, distribution sales account for 93% and 96% of the total revenue, respectively. For the six months ended December 31, 2019, distribution sales account for 93% of the total revenue. Overall, our revenue and income may be negatively impacted in 2020.

●	The situation may worsen if the COVID-19 outbreak continues. We will continue to closely monitor the development throughout 2020.

●	The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the consummation of this offering, in which case you may lose your investment.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing solutions, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Six Months Ended December 31, 2019 vs. December 31, 2018

	For the Six Months ended December 31,
				Percentage
	2019	2018	Change	Change
Supermarket and grocery stores revenues	$3,510,537	$3,836,057	$(325,520)	(8.5)%
Farmers’ market revenues	47,705,799	51,069,909	(3,364,110)	(6.6)%
Total revenues	51,216,336	54,905,966	(3,689,630)	(6.7)%
Cost of supermarket and grocery stores revenues	2,885,293	3,374,284	(488,991)	(14.5)%
Cost of farmers’ market revenues	44,238,678	46,518,439	(2,279,761)	(4.9)%
Total cost of revenues	47,123,971	49,892,723	(2,768,752)	(5.5)%
Gross profit	4,092,365	5,013,243	(920,878)	(18.4)%
Selling expenses	553,548	699,862	(146,314)	(20.9)%
General and administrative expenses	1,239,166	722,235	516,931	71.6%
Provision for doubtful accounts	1,260,451	1,419,259	(158,808)	(11.2)%
Stock compensation expense	741,471	-	741,471	100.0%
Impairment of long-lived assets	318,357	-	318,357	100.0%
(Loss) income from operations	(20,628)	2,171,887	(2,192,515)	(100.9)%
Less: Other expense, net	596,424	556,039	40,385	7.3%
Less: Provision for income taxes	-	479,764	(479,764)	(100.0)%
Net (loss) income	$(617,052)	$1,136,084	$(1,753,136)	(154.3)%

Revenues

Our revenues consist of supermarket and grocery stores revenues and farmers’ market revenues. Total revenues decreased by approximately $3.7 million, or 6.7%, to approximately $51.2 million for the six months ended December 31, 2019, compared to approximately $54.9 million for the six months ended December 31, 2018. The overall decrease was primarily attributable to the decrease of our supermarket and grocery stores revenues and farmers’ market revenues. One of our grocery stores was temporarily closed since September 2018 and the African swine fever started to wildly spread in China in late October 2018 which has largely decreased the supply of fresh hogs.

Supermarket and grocery stores revenues decreased by approximately $0.3 million, or 8.5%, to approximately $3.5 million for the six months ended December 31, 2019, compared to approximately $3.8 million for the six months ended December 31, 2018. The decrease was primarily attributable to that one grocery store we operated was temporarily closed starting from September 2018, so we generated less sales from grocery stores. The decrease of supermarket and grocery stores revenues was also due to the depreciation of RMB against U.S. dollar of 2.4%.

Farmers’ market revenues decreased by approximately $3.4 million, or 6.6%, to approximately $47.7 million for the six months ended December 31, 2019, compared to approximately $51.1 million for the six months ended December 31, 2018. The African swine fever started to wildly spread in China in late October 2018 which has largely decreased the supply of Chongqing local fresh hogs. In the meantime, transporting fresh hogs across province is prohibited. To replenish the local needs of pork, we started buying chilled fresh pork from Yunnan Province and Hebei Province and reselling in Chongqing from November 2019. The decrease of farmers’ market revenues was also due to the depreciation of RMB against U.S. dollar of 2.4%. The decrease was offset by the increased prices of all hog related products.

Our farmers’ market revenues are summarized as follows:

	For the Six Months ended December 31, 2019	For the Six Months ended December 31, 2018	Change	Change (%)

Fresh killed regular hogs	$35,591,959	$43,517,955	$(7,925,996)	(18.2)%
Fresh killed fragrant hogs	4,441,515	4,212,648	228,867	5.4%
Fresh hog byproducts	1,959,716	3,339,306	(1,379,590)	(41.3)%
Chilled fresh pork	5,712,609	-	5,712,609	100.0%
Total farmers’ market revenues	$47,705,799	$51,069,909	$(3,364,110)	(6.6)%

Our revenues from fresh killed regular hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2019	For the Six Months ended December 31, 2018	Change	Change (%)

Fresh killed regular hogs (kg)	7,704,784	16,501,050	(8,796,266)	(53.3)%
Average selling price (per kg)	$4.62	$2.64	$1.98	75.2%

Revenues of fresh killed regular hogs decreased by approximately $7.9 million, or 18.2%, to approximately $35.6 million for the six months ended December 31, 2019, compared to approximately $43.5 million for the six months ended December 31, 2018. The decrease was primarily attributable to the decrease of quantity of fresh killed regular hogs sold and offset by the increase of average selling unit price as discussed below.

During the six months ended December 31, 2019, we sold 7,704,784 kg of fresh killed regular hogs as compared to 16,501,050 kg sold during the six months ended December 31, 2018. The decrease in quantity sold of 8,796,266 kg or 53.3% was mainly due to the African swine fever which started to wildly spread in China in late October 2018, so the supply of regular hogs began to decrease. Then starting from November 2018, the Chongqing government requires all local slaughtering houses can only purchase fresh hogs from Chongqing hog farms, which also decrease of the supply of local fresh regular hogs.

The average selling price increased largely from $2.64/kg during the six months ended December 31, 2018 to $4.62/kg during the six months ended December 31, 2019, an increase of $1.98/kg or 75.2%. The increase was mainly due to the supply drop of the fresh regular hogs. Due to the African swine fever and the purchase control of Chongqing government, the supply of regular hogs began to decrease. We did not see a big decrease of fresh regular hog meat demand as the African swine fever has no effect on human health as this animal disease can be fully killed after high temperature. Therefore, the issue of shorting local fresh hogs arose since August 2019 after most local stocks were consumed which caused the unit selling price climbing up from August to December 2019.

Our revenues from fresh killed fragrant hogs in number of kilograms sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2019	For the Six Months ended December 31, 2018	Change	Change (%)

Fresh killed fragrant hogs (kg)	591,547	882,472	(290,925)	(33.0)%
Average selling price (per kg)	$7.51	$4.77	$2.74	57.3%

Revenues of fresh killed fragrant hogs increased by approximately $0.2 million, or 5.4%, to approximately $4.4 million for the six months ended December 31, 2019, compared to approximately $4.2 million for the six months ended December 31, 2018. The increase was primarily attributable to the increase of average selling unit price and offset by the decrease in quantity of fresh killed fragrant hogs sold as discussed below.

During the six months ended December 31, 2019, we sold 591,547 kg of fresh killed fragrant hogs as compared to 882,472 kg sold during the six months ended December 31, 2018. The quantity sold decreased 290,925 kg or 33.0% was mainly due to the African swine fever which started to wildly spread in China in late October 2018, so the supply of fragrant hogs began to decrease. Then starting from November 2018, the Chongqing government requires all local slaughtering houses can only purchase fresh hogs from Chongqing hog farms, which also decrease of the supply of local fresh fragrant hogs.

The average selling price increased from $4.77/kg during the six months ended December 31, 2018 to $7.51/kg during the six months ended December 31, 2019, an increase of $2.74/kg or 57.3%. Due to the African swine fever and the purchase control of Chongqing government, the supply of fragrant hogs began to decrease. We did not see a big decrease of fresh fragrant hog meat demands as the African swine fever has no effect on human health as this animal disease can be fully killed after high temperature. Therefore, the issue of shorting local fresh hogs arose since August 2019 after most local stocks were consumed which caused the unit selling price climbing up from August to December 2019.

Our revenues from fresh hog byproducts on numbers of set sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2019	For the Six Months ended December 31, 2018	Change	Change (%)

Fresh hog byproducts (set)	87,760	181,734	(93,974)	(51.7)%
Average selling price (per set)	$22.33	$18.37	$3.96	21.5%

Fresh hog byproducts derived from the hog slaughtering process include hog hair, hog blood, hog intestines, hog feet and hog head. Revenues of fresh hog byproducts decreased by approximately $1.3 million, or 41.3%, to approximately $2.0 million for the six months ended December 31, 2019, compared to approximately $3.3 million for the six months ended December 31, 2018. We slaughtered 87,760 hogs during the six months ended December 31, 2019 as compared to 181,734 hogs during the six months ended December 31, 2018, which is 93,974 less hogs, or 51.7%. Each hog produces a set of byproducts, so less byproducts were produced in 2019 than the same period in 2018.

We sell regular hog byproducts and fragrant hog byproducts together at the same price, and sell the byproducts by set with one type of set composed of hog hair, hog blood, hog intestines and hog feet and the other type of set composed of hog heads only. We are connected with two byproducts local distributors, one exclusively purchase our hog heads and the other distributor purchase the remaining hog byproducts who are able to purchase all the byproducts that we produced and are able to resell these byproducts to small distributors or restaurants during the period. The decrease of fresh hog byproducts revenues was offset by the increase of average unit selling price. During the six months ended December 31, 2019, the average selling price increased from $18.37/set during the six months ended December 31, 2018 to $22.33/set, an increase of $3.96/set, or 21.5%. The local demand of hog byproducts stayed relatively stable while the supply of byproducts largely dropped, which drove up the unit average selling price in the market.

Our revenues from chilled fresh pork in number of kilograms sold and its average selling price are summarized as follows:

	For the Six Months ended December 31, 2019	For the Six Months ended December 31, 2018	Change	Change (%)

Chilled fresh pork (kg)	1,056,067	-	1,056,067	100.0%
Average selling price (per kg)	$5.41	$-	$5.41	100.0%

As the local supply of fresh hogs was quite limited, we started the business of purchasing chilled fresh pork from other provinces and reselling in Chongqing in November 2019 to satisfy local pork demand. The chilled fresh pork is from killed regular hogs, and the average unit market price is slightly lower than fresh killed regular hogs. During the six months ended December 31, 2019, we sold 1,056,067 kg of chilled fresh pork at a unit price of $5.41/kg. We will run this business until the end of the African swine fever and may continue afterwards depending on future operating results.

Cost of Revenues

Our cost of revenues consists of cost of direct materials, labor and manufacturing overhead costs. Total cost of revenues decreased by approximately $2.8 million, or 5.5%, to approximately $47.1 million for the six months ended December 31, 2019, compared to approximately $49.9 million for the six months ended December 31, 2018. Our total cost of revenues decreased which was in line with the decrease of total revenues in term of volume.

Cost of supermarket and grocery stores revenues decreased by approximately $0.5 million, or 14.5%, to approximately $2.9 million for the six months ended December 31, 2019, compared to approximately $3.4 million for the six months ended December 31, 2018. Our cost of supermarket and grocery stores revenues decreased as one of our grocery stores was temporarily closed since September 2018. The decrease of the cost of supermarket and grocery stores revenues was also due to the depreciation of RMB against U.S. dollar of 2.4%.

Cost of farmers’ market revenues decreased by approximately $2.3 million, or 4.9%, to approximately $44.2 million for the six months ended December 31, 2019, compared to approximately $46.5 million for the six months ended December 31, 2018. The decrease was mainly caused by the decreased revenues in term of volume at farmers’ markets caused by the African swing fever. The decrease of the cost of farmers’ market revenues was also due to the depreciation of RMB against U.S. dollar of 2.4%.

Our farmers’ market cost of revenues are summarized as follows:

	For the Six Months ended December 31, 2019	For the Six Months ended December 31, 2018	Change	Change (%)

Fresh killed regular hogs	$34,031,568	$41,050,410	$(7,018,842)	(17.1)%
Fresh killed Fragrant hogs	3,145,611	2,751,040	394,571	14.3%
Fresh hog byproducts	1,576,831	2,716,989	(1,140,158)	(42.0)%
Chilled fresh pork	5,484,668	-	5,484,668	100.0%
Total farmers’ market cost of revenues	$44,238,678	$46,518,439	$(2,279,761)	(4.9)%

Our volume and unit cost of revenues from fresh killed regular hogs are summarized as follows:

	For the Six Months ended December 31, 2019	For the Six Months ended December 31, 2018	Change	Change (%)

Fresh killed regular hogs (kg)	7,704,784	16,501,050	(8,796,266)	(53.3)%
Average production cost (per kg)	$4.42	$2.49	$1.93	77.5%

Cost of fresh killed regular hogs decreased by approximately $7.0 million, or 17.1%, to approximately $34.0 million for the six months ended December 31, 2019, compared to approximately $41.0 million for the six months ended December 31, 2018. The cost of fresh killed regular hogs was part of the cost of purchasing live regular hogs and overhead costs incurred in our own slaughtering house. The decrease was primarily associated with the decrease of sales volume of fresh killed regular hogs and offset by the increase in average production cost.

During the six months ended December 31, 2019, we purchased 77,246 regular hogs which produced 7,704,784 kg of fresh killed regular hogs as compared to 166,289 regular hogs which produced 16,501,050 kg of fresh killed regular hogs during the six months ended December 31, 2018, a decrease of 8,796,266 kg, or 53.3%. The decrease of quantity produced was associated with the decrease of sales volume as mentioned above in the revenues section.

The average unit cost of producing fresh killed regular hogs increased from $2.49/kg in the six months ended December 31, 2018 to $4.42/kg during the six months ended December 31, 2019, an increase of $1.93/kg, or 77.5%. Due to the African swine fever and the government restriction on transporting fresh hogs, the local supply of hogs could not satisfy the local demand which caused the unit purchase price for both kinds of hogs to climb up.

Our volume and unit cost of revenues from fresh killed fragrant hogs are summarized as follows:

	For the Six Months ended December 31, 2019	For the Six Months ended December 31, 2018	Change	Change (%)

Fresh killed fragrant hogs (kg)	591,547	882,472	(290,925)	(33.0)%
Average production cost (per kg)	$5.32	$3.12	$2.20	70.6%

Cost of fresh killed fragrant hogs increased by approximately $0.4 million, or 14.3%, to approximately $3.1 million for the six months ended December 31, 2019, compared to approximately $2.7 million for the six months ended December 31, 2018. The cost of fresh killed fragrant hogs was part of the cost of purchasing live fragrant hogs and overhead costs incurred in our own slaughtering house. The increase was primarily associated with the increase of average production cost and was offset by the decrease in sales volume of fresh killed fragrant hogs.

During the six months ended December 31, 2019, we purchased 10,514 fragrant hogs which produced 591,547 kg of fresh killed fragrant hogs as compared to 15,445 fragrant hogs which produced 882,472 kg of fresh killed fragrant hogs during the six months ended December 31, 2018. The decrease of quantity produced was associated with the decrease of sales volume as mentioned above in the revenues section.

The average unit cost of producing fresh killed fragrant hogs increased from $3.12/kg in the six months ended December 31, 2018 to $5.32/kg during the six months ended December 31, 2019, an increase of $2.20/kg, or 70.6%. Due to the African swine fever and the government restriction on transporting fresh hogs, the local supply of hogs could not satisfy the local demand which caused the unit purchase price for both kinds of hogs to climb up.

Our volume and unit cost of revenues from byproducts are summarized as follows:

	For the Six Months ended December 31, 2019	For the Six Months ended December 31, 2018	Change	Change (%)

Fresh hog byproducts (set)	87,760	181,734	(93,974)	(51.7)%
Average production cost (per set)	$17.97	$14.95	$3.02	20.2%

Cost of fresh hog byproducts decreased by approximately $1.1 million, or 42.0%, to approximately $1.6 million for the six months ended December 31, 2019, compared to approximately $2.7 million for the six months ended December 31, 2018. We allocated total production cost of hogs to our fresh hog byproducts based upon the percentage of selling prices between the fresh killed hogs and the fresh hog byproducts.

The average unit cost of producing fresh hog byproducts increased from $14.95/set during the six months ended December 31, 2018 to $17.97/set during the six months ended December 31, 2019, an increase of $3.02/set, or 20.2%. The production cost of byproducts is included in production cost of fresh killed hogs. The increase was due to the cost of revenues allocation as discussed above.

Our volume and unit cost of revenues from chilled fresh pork are summarized as follows:

	For the Six Months ended December 31, 2019	For the Six Months ended December 31, 2018	Change	Change (%)

Chilled fresh pork (kg)	1,056,067	-	1,056,067	100.0%
Average production cost (per kg)	$5.19	$-	$5.19	100.0%

To replenish the local needs of pork, we started buying chilled fresh pork from Yunnan Province and Hebei Province and reselling in Chongqing from November 2019. The cost of chilled fresh pork includes the cost of purchasing chilled fresh pork and overhead costs incurred in transporting and handling. During the six months ended December 31, 2019, we sold 1,056,067 kg of chilled fresh pork with an average production cost of $5.19/kg.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Six Months ended December 31, 2019	For the Six Months ended December 31, 2018	Change	Change (%)

Supermarket and grocery stores revenues
Gross profit	$625,244	$461,773	$163,471	35.4%
Gross margin	17.8%	12.0%	5.8%

Farmers’ market revenues
Gross profit	$3,467,121	$4,551,470	$(1,084,349)	(23.8)%
Gross margin	7.3%	8.9%	(1.6)%

Total
Gross profit	$4,092,365	$5,013,243	$(920,878)	(18.4)%
Gross margin	8.0%	9.1%	(1.1)%

Our gross profit decreased by approximately $0.9 million, or 18.4%, to approximately $4.1 million during the six months ended December 31, 2019, from approximately $5.0 million for the six months ended December 31, 2018. The decrease in gross profit was due to our decrease of supermarket and grocery stores revenues and farmers’ market revenues.

For the six months ended December 31, 2019 and 2018, our overall gross margin was 8.0% and 9.1%, respectively. The decrease in gross margin was primarily due to the decrease in farmers’ market gross margin from 8.9% to 7.3% and offset by the increase in supermarket and grocery stores gross margin from 12.0% to 17.8%.

Our gross margin for supermarket and grocery stores revenues increased from 12.0% for the six months ended December 31, 2018 to 17.8% for the six months ended December 31, 2019 mainly due to the increase of gross margin at third-party supermarkets that we cooperated with a gross margin of 20.7%. There were much less promotions for pork products after the African swine fever’s spread. The increase was offset by the decrease of gross margin of our grocery stores as we had generated less grocery stores revenues while incurring fixed overhead cost of revenues during the six months ended December 31, 2019.

Our gross margin for farmers’ market revenues decreased from 9.1% for the six months ended December 31, 2018 to 8.0% for the six months ended December 31, 2019. The decrease was mainly due to our fresh killed regular hog products which had a lower gross margin of 4.4% during the six months ended December 31, 2019 as compared to 5.7% in 2018 and our fresh killed fragrant hog products which had a lower gross margin of 29.2% during the six months ended December 31, 2019 as compared to 34.7% in 2018. The increase of average unit selling price at a lower rate than the increase of average unit purchase price as the Chongqing local supply was quite limited and we incurred more costs to find and purchase fresh hogs. As a socially-responsible public company, we made our own efforts in maintaining sufficient meat supply, stabilizing market price, and striving to minimize the impact of this unfortunate event at the best we can. The decrease was also due to our new chilled fresh pork business, which had a gross margin of 4.0%, a gross margin lower than our other product lines. The decrease was offset by the increase of gross margin of fresh hog byproducts which had a higher gross margin of 19.5% during the six months ended December 31, 2019 as compared to 18.6% in 2018 for the reasons discussed above.

Selling Expenses

Selling expenses decreased by approximately $0.1 million, or 20.9%, from approximately $0.7 million for the six months ended December 31, 2018 as compared to approximately $0.6 million for the six months ended December 31, 2019. The decrease in selling expenses was primarily due to the decrease of rent expense, utilities, salary and amortization of leasehold improvements of approximately $0.1 million because of the temporarily closure of one of our grocery stores.

General and Administrative Expenses

General and administrative expenses increased by approximately $0.5 million, or 71.6%, from approximately $0.7 million for the six months ended December 31, 2018 as compared to approximately $1.2 million for the six months ended December 31, 2019. The increase in general and administrative expenses was primarily caused by the increase of salary and insurance expenses of approximately $0.2 million for the six months ended December 31, 2019 as compared to the same period in 2018, which was due to increased salary of board members as well as the increase of our administrative team employees to support our increasing operations, as well as the purchase of our Directors and Officers (“D&O”) insurances. In addition, the increase was attributable to the increase of approximately $0.3 million in professional services expenses, such as attorney, audit and consultant services, for being a public company.

Provision for Doubtful Accounts

Provision for doubtful accounts decreased by approximately $0.1 million, or 11.2% from approximately $1.4 million for the six months ended December 31, 2018 as compared to approximately $1.3 million for the six months ended December 31, 2019. The change was due to the fact that we had less accounts receivables aged over one year as of December 31, 2019 as compared December 31, 2018. Management is in the process of making significant effort to ensure its accounts receivable are received promptly to avoid any significant increase of provision for doubtful accounts in our future operating result during the COVID-19 pandemic.

Stock Compensation Expense

We incurred approximately $0.7 million stock compensation expense to pay for certain professional services valued at $650,000 during the six months ended December 31, 2019 in connection to the issuance of our ordinary shares in August 2019. We expect this is a one-time expense and we do not expect such expenses will incur in the future period. In addition, we incurred approximately $91,000 stock compensation expense in relation to the vested portion of the stock options issued to our independent directors.

Impairment of Long-lived Assets

We incurred approximately $0.3 million impairment of fixed assets during the six months ended December 31, 2019 due to the impairment of the leasehold improvements of the grocery store temporarily closed. We expect this is a one-time expense and we do not expect such expenses will incur in the future period.

(Loss) Income from Operations

The loss from operations for the six months ended December 31, 2019 was approximately $20,600, a decrease of approximately $2.2 million, or 100.9%, from approximately $2.2 million income from operations for the six months ended December 31, 2018. The decrease was mostly attributable to the decrease of supermarket and grocery stores and farmers’ market sales and the increase of general and administrative expenses, stock compensation expense and impairment of leasehold improvement for one of our grocery stores and was offset by the decrease of selling expenses and provision for doubtful accounts as the reasons that we mentioned above.

Other Income (Expense), Net

Our other expense, net, consists of interest income, interest expense, other finance expense and other income (expense), net. Our interest income was approximately $14,000 during the six months ended December 31, 2019 as compared to our interest income of approximately $200 during the six months ended December 31, 2018. Our interest and finance expenses were approximately $0.6 million during the six months ended December 31, 2019, a decrease of approximately $2,500 as compared to our other expenses of approximately $0.6 million during the six months ended December 31, 2018. The decrease was mainly due to we had less bank loans and third-party loan with interest which decreased interest expense and related finance expenses. Our other income, net was approximately $29,000 during the six months ended December 31, 2019, a decrease of $52,000 as compared to approximately $81,000 other expense during the six months ended December 31, 2018, which was mainly due to less government farm produce processing subsidy we received during the six months ended December 31, 2019.

Provision for Income Taxes

Provision for income tax was $0 during the six months ended December 31, 2019, a decrease of $0.5 million, or 100.0%, as compared to approximately $0.5 million for the six months ended December 31, 2018. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The decrease in provision for income taxes was mainly to GA Yongpeng, a wholly owned subsidiary, obtained tax exemption status in August 2018. Only GA Yongpeng had taxable income during the six months ended December 31, 2019, as a result we did not have any provision for income tax in 2019.

Net (Loss) Income

Our net income decreased by approximately $1.7 million, or 154.3%, to net loss of approximately $0.6 million for the six months ended December 31, 2019, from net income of approximately $1.1 million for the six months ended December 31, 2018. Such change was the result of the combination of the changes as discussed above.

Non-GAAP Financial Measures

In evaluating our business, we consider and use the following non-GAAP financial measures as supplemental measures to review and assess our operating performance of non-GAAP net income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared in accordance with U.S. GAAP. We define non-GAAP net loss attributable to net income before share-based compensation.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate our business plans. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges of share-based compensation. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Share-based compensation have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income. Further, these non-GAAP financial measures may differ from the non-GAAP financial measures used by other companies, including our peer companies, so their utility for comparison purposes may be limited.

We compensate for these limitations by reconciling our non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile our non-GAAP net income to the most directly comparable financial measures calculated in accordance with U.S. GAAP, which are net loss (income) attributable to our ordinary shareholders.

	For the Six Months ended December 31,
				Percentage
	2019	2018	Change	Change
Reconciliation of net (loss) income to Non-GAAP net income
Net (loss) income	$(617,052)	$1,136,084	(1,753,136)	(154.3)%
Stock compensation expense	741,471	-	741,471	100.0%
Non-GAAP net income	$124,419	$1,136,084	$(1,011,665)	(89.0)%

Our non-GAAP net income decreased by approximately $1.0 million, or 89.0%, to non-GAAP net income of approximately $0.1million for the six months ended December 31, 2019, from non-GAAP net income of approximately $1.1 million for the six months ended December 31, 2018. Such change was primarily attributable to the decrease in revenues, the increase in general and administrative expenses, the increase of impairment of long-lived assets as discussed above.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and its operating expenditure commitments. Our liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and proceeds from financial institutions or third-party loans.

As of December 31, 2019, we had working capital of approximately $20.9 million. We had net accounts receivable of approximately $43.7 million, most of them are short-term in nature and can be collected back within our operating cycle to be used to support our working capital requirements. We believe the components of our current working capital is sufficient to support our operations for the next twelve months.

As of December 31, 2019, we had approximately $11.3 million of loans from financial institutions, related parties and third parties and approximately $3.6 million convertible debentures outstanding. We obtained these financings to fund our daily operations as our business requires significant amount of capital resource to fund our daily operations.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities, Xiangtai WFOE, CQ Penglin, GA Yongpeng and CQ Pengmei, in their ability to transfer their net assets to the Company and its subsidiaries in Cayman Islands, British Virgin Islands, and Hong Kong. However, these restrictions have no impact on the ability of these PRC entities to transfer funds to the Company as we have no present plans to declare dividend which we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations as all of our current cash obligations are due within the PRC.

The following summarizes the key components of our cash flows for the six months ended December 31, 2019 and 2018.

	For the Six Months Ended December 31,
	2019	2018

Net cash used in operating activities	$(2,686,809)	$(3,480,151)
Net cash (used in) provided by investing activities	(235,022)	1,206,409
Net cash provided by financing activities	2,048,213	2,242,451
Effect of exchange rate change on cash	(84,116)	4,683
Net change in cash and cash equivalents	$(957,734)	$(26,608)

As of December 31, 2019, cash in the amount of approximately $0.2 million was all held by our subsidiaries and variable interest entity in the PRC.

Operating activities

Net cash used in operating activities was approximately $2.7 million for the six months ended December 31, 2019, as compared to approximately $3.5 million for the six months ended December 31, 2018.

Net cash used in operating activities for the six months ended December 31, 2019 was mainly due to the increase of accounts receivable of approximately $5.9 million as we have established our new chilled fresh pork business since November 2019 and provide more sales credits to these customers, the increase of other receivables of approximately $0.3 million, the increase of inventories for chilled fresh pork of approximately $0.6 million, the increase of prepayments of approximately $0.5 million to secure supplies of fresh hogs, the increase of sales performance deposit of approximately $0.3 million. The net cash used in operating activities was mainly offset by provision for doubtful accounts of approximately $1.3 million, depreciation and amortization expenses of approximately $0.3 million, stock compensation expense of approximately $0.7 million, impairment of long-lived assets of approximately $0.3 million, the increase of accounts payable of approximately $2.3 million due to our increase of our business while we are incurring more payables on purchases, and the increase of other payables and accrued liabilities of approximately $0.3 million.

Net cash used in operating activities for the six months ended December 31, 2018 was mainly due to the increase of deferred tax benefit of approximately $0.3 million, the increase in accounts receivable of approximately $16.7 million due to the increase of our farmers’ market business as we are extending more credit on our sales, the increase of other receivables of approximately $0.2 million as we made more employee advances so the employees can make purchases for the two new grocery stores when necessary, the increase of prepaid IPO costs of approximately $0.3 million, and the decrease of customer deposits of approximately $0.2 million. The net cash used in operating activities was mainly offset by the net income of approximately $1.1 million, depreciation and amortization expenses of plant and equipment and intangible assets of approximately $0.3 million, the amortization expense of long-term prepaid expenses of approximately $64,000 for the prepaid rent, remodeling and transfer fees of the two new grocery stores, the decrease of inventories of approximately $0.1 million, the decrease of prepayments of approximately $0.1 million, the repayments from loan receivables – interest of approximately $2.2 million, the increase of accounts payable of approximately $8.8 million as we made more purchases for increased sales, the increase of other payables and accrued liabilities of approximately $0.9 million of for CQ Pengmei’s start-up operations and the interest expense and penalty of a loan default, and the increase of taxes payable of approximately $0.6 million.

Investing activities

Net cash used in investing activities was approximately $0.2 million for the six months ended December 31, 2019, as compared to approximately $1.2 million net cash provided by investing activities for the same period in 2018.

Net cash used in investing activities for the six months ended December 31, 2019 was mainly due to purchases of plant and equipment of approximately $36,000 and loan to a third party of approximately $0.2 million.

Net cash provided by investing activities for the six months ended December 31, 2018 was mainly due to the repayments received from a third party loan principle of approximately $1.2 million and cash received from the acquisition of CQ Pengmei of approximately $42,000, and was offset by purchases of equipment of approximately $1,000.

Financing activities

Net cash provided by financing activities was approximately $2.0 million for the six months ended December 31, 2019, as compared to approximately $2.2 million for the six months ended December 31, 2018.

Net cash provided by financing activities for the six months ended December 31, 2019 was mainly due to proceeds from short-term third-party loans of approximately $0.8 million, proceeds from long-term third-party loan of approximately $0.5 million, proceeds from long-term related-party loan of approximately $0.4 million, proceeds from convertible debentures of approximately $3.8 million. Cash provided by financing activities for the six months ended December 31, 2019 was mainly offset by repayments of other payables – related parties of approximately $1.3 million, repayments of short-term bank loans of approximately $0.7 million, repayments of short-term third-party loans of approximately $1.3 million and repayments of short-term related-party loans of approximately $77,000.

Net cash provided by financing activities for the six months ended December 31, 2018 was mainly due to repayments from other receivables – related parties of approximately $0.3 million, proceeds from other payables – related parties of approximately $0.8 million, proceeds from capital contributions of approximately $1.0 million, proceeds from short-term bank loans of approximately $2.9 million, proceeds from short-term third-party loans of approximately $3.3 million, proceeds from long-term loan of approximately $0.9 million and return of security deposits of approximately $0.5 million. Cash provided by financing activities for the six months ended December 31, 2019 was mainly offset by the repayments of short-term bank loans of approximately $3.4 million, repayments of short-term third-party loans of approximately $3.2 million and repayments of long-term loan of approximately $0.9 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

 CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

 CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31,	June 30,
	2019	2019

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,258,271	$3,216,005
Accounts receivable, net of $3,545,643 and $2,304,817 allowance for doubtful accounts as of December 31, 2019 and June 30, 2019, respectively	43,681,637	39,522,737
Other receivables, net of $47,536 and $48,203 allowance for doubtful accounts as of December 31, 2019 and June 30, 2019, respectively	521,087	259,350
Inventories	755,191	112,641
Prepayments	836,590	213,596
Security deposits	2,622,938	2,374,586
Loan receivable	201,057	-
Total current assets	50,876,771	45,698,915

PLANT AND EQUIPMENT, net of $4,327,161 and $4,125,427 accumulated depreciation as of December 31, 2019 and June 30, 2019, respectively	3,885,451	4,549,212

OTHER ASSETS
Other receivables	134,660	132,181
Intangible assets, net of $145,038 and $141,036 accumulated amortization as of December 31, 2019 and June 30, 2019, respectively	450,378	462,738
Prepaid expenses	272,597	508,271
Operating lease right-of-use assets	1,252,351	-
Total other assets	2,109,986	1,103,190

Total assets	$56,872,208	$51,351,317

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans - banks	$3,733,915	$4,514,380
Loans from third parties	5,605,193	3,075,249
Short-term loans - related parties	-	329,120
Current maturities of long-term loan - bank	835,638	-
Convertible debenture, net of issuance cost and discount of $369,393 as of December 31, 2019	3,630,607	-
Accounts payable	11,080,994	8,872,009
Other payables and accrued liabilities	1,298,471	991,912
Other payables - related parties	4,050	1,334,534
Customer deposits	671,893	706,972
Customer deposits - related party	-	29,643
Operating lease liabilities	117,397	-
Taxes payable	2,989,766	2,975,046
Total current liabilities	29,967,924	22,828,865

OTHER LIABILITIES
Long-term loan - bank	-	866,231
Loans from third parties	509,823	3,131,007
Long-term loans - related parties	608,915	-
Operating lease liabilities - noncurrent	1,140,560	-
Total other liabilities	2,259,298	3,997,238

Total liabilities	32,227,222	26,826,103

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.01 par value, 50,000,000 shares authorized, 22,094,027 and 21,964,027 shares issued and outstanding as of December 31, 2019 and June 30, 2019, respectively	220,940	219,640
Additional paid-in capital	12,031,648	11,031,937
Statutory reserves	1,631,931	1,496,642
Retained earnings	11,333,225	12,085,566
Accumulated other comprehensive loss	(572,758)	(308,571)
Total shareholders' equity	24,644,986	24,525,214

Total liabilities and shareholders' equity	$56,872,208	$51,351,317

 CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the Six Months Ended December 31,
	2019	2018

REVENUES
Supermarket and grocery store	$3,510,537	$3,836,057
Farmers' market	47,705,799	51,069,909
Total revenues	51,216,336	54,905,966

COST OF REVENUES
Supermarket and grocery store	2,885,293	3,374,284
Farmers' market	44,238,678	46,518,439
Total cost of revenues	47,123,971	49,892,723

GROSS PROFIT	4,092,365	5,013,243

OPERATING EXPENSES:
Selling	553,548	699,862
General and administrative	1,239,166	722,235
Provision for doubtful accounts	1,260,451	1,419,259
Stock compensation expense	741,471	-
Impairment of long-lived assets	318,357	-
Total operating expenses	4,112,993	2,841,356

(LOSS) INCOME FROM OPERATIONS	(20,628)	2,171,887

OTHER INCOME (EXPENSE)
Interest income	13,985	202
Interest expense	(520,521)	(557,976)
Other finance expenses	(118,872)	(78,869)
Other income, net	28,984	80,604
Total other expense, net	(596,424)	(556,039)

(LOSS) INCOME BEFORE INCOME TAXES	(617,052)	1,615,848

PROVISION FOR INCOME TAXES	-	479,764

NET (LOSS) INCOME	(617,052)	1,136,084

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(264,187)	(581,740)

COMPREHENSIVE (LOSS) INCOME	$(881,239)	$554,344

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	22,065,766	20,042,754
Diluted	22,065,766	20,767,754

(LOSS) EARNINGS PER SHARE
Basic	$(0.03)	$0.06
Diluted	$(0.03)	$0.05

 CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED)

						Accumulated
			Additional	Retained earnings		other
	Ordinary shares		paid-in	Statutory		comprehensive
	Shares	Par value	capital	reserves	Unrestricted	loss	Total
BALANCE, June 30, 2018	20,000,000	$200,000	$4,655,943	$940,816	$8,277,801	$(41,025)	$14,033,535
Issuance of ordinary shares through private placements	66,667	667	199,333	-	-	-	200,000
Initial public offering contributions received in advances	-	-	785,115	-	-	-	785,115
Net income	-	-	-	-	1,136,084	-	1,136,084
Statutory reserves	-	-	-	159,722	(159,722)	-	-
Foreign currency translation	-	-	-	-		(581,740)	(581,740)
BALANCE, December 31, 2018	20,066,667	$200,667	$5,640,391	$1,100,538	$9,254,163	$(622,765)	$15,572,994

BALANCE, June 30, 2019	21,964,027	$219,640	$11,031,937	$1,496,642	$12,085,566	$(308,571)	$24,525,214
Issuance of ordinary shares for services	130,000	1,300	648,700	-	-	-	650,000
Fair value of beneficial conversion feature of convertible debenture	-	-	259,540	-	-	-	259,540
Options issued to directors	-	-	91,471	-	-	-	91,471
Net loss	-	-	-	-	(617,052)	-	(617,052)
Statutory reserves	-	-	-	135,289	(135,289)	-	-
Foreign currency translation	-	-	-	-	-	(264,187)	(264,187)
BALANCE, December 31, 2019	22,094,027	$220,940	$12,031,648	$1,631,931	$11,333,225	$(572,758)	$24,644,986

CHINA XIANGTAI FOOD CO., LTD. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended December 31,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(617,052)	$1,136,084
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	318,426	280,177
Provision for doubtful accounts	1,260,451	(8,626)
Stock compensation expense	741,471	-
Impairment of long-lived assets	318,357	-
Amortization of long-term prepaid expenses	139,889	63,726
Amortization of operating lease right-of-use assets	74,728	-
Amortization of convertible debenture issuance cost and discount	60,148	-
Deferred tax benefit	-	(304,452)
Change in operating assets and liabilities
Accounts receivable	(5,921,092)	(16,705,864)
Other receivables	(276,469)	(207,523)
Inventories	(637,893)	149,505
Prepayments	(528,767)	101,861
Security deposits	(271,924)	(290,388)
Loan receivables - interest	-	2,151,136
Accounts payable	2,309,304	8,782,570
Other payables and accrued liabilities	315,441	932,032
Customer deposits	(25,047)	(203,462)
Customer deposits - related party	(28,950)	-
Operating lease liabilities	17,366	-
Taxes payable	64,804	643,073
Net cash used in operating activities	(2,686,809)	(3,480,151)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(35,906)	(947)
Loan to third party	(199,116)	-
Repayments from loan to third party	-	1,165,359
Cash received from acquisition of grocery stores	-	41,997
Net cash (used in) provided by investing activities	(235,022)	1,206,409

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments from other receivables - related parties, net	-	259,381
(Repayments of) proceeds from other payables - related parties, net	(1,338,487)	829,269
Proceeds from issuance of ordinary shares through private placements	-	200,000
Proceeds from initial public offering contributions received in advances	-	785,115
Proceeds from short-term loans - banks	-	2,948,358
Repayments of short-term loans - banks	(711,037)	(3,350,407)
Proceeds from short-term loans - third parties	820,781	3,335,840
Repayments of short-term loans - third parties	(1,330,952)	(3,204,737)
Repayments of short-term loans - related parties	(76,802)	-
Proceeds from long-term loan - banks	-	927,917
Repayments of long-term loan - banks	(18,422)	(946,854)
Proceeds from long-term loans - third parties	504,903	-
Proceeds from long-term loans - related parties	358,410	-
Proceeds from convertible debenture	3,830,000	-
Changes in security deposits	9,819	458,569
Net cash provided by financing activities	2,048,213	2,242,451

EFFECT OF EXCHANGE RATE ON CASH	(84,116)	4,683

CHANGES IN CASH	(957,734)	(26,608)

CASH AND CASH EQUIVALENTS, beginning of period	3,216,005	319,093

CASH AND CASH EQUIVALENTS, end of period	$2,258,271	$292,485

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-
Cash paid for interest	$241,813	$544,866

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Other receivable - related party offset with other payable - related party upon execution of the tri-party offset agreement	$-	$437,010
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$1,314,991	$-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2020	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board